M2 LAW
PROFESSIONAL CORPORATION

October 18, 2006

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Mail Stop 3561

Attn: Goldie Walker

Re:	BMR Solutions, Inc.
Registration Statement on Form SB-2
Filed September 19, 2006
File No. 333-137416

Dear Ms. Walker:

As you know, this law firm represents BMR Solutions, Inc., a Nevada corporation (“Company”) with respect to the Company’s Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on September 19, 2006.

The purpose of this letter is to respond, in writing, to the questions, comments and requests for information specified in your comment letter dated September 25, 2006.

The headings and provisions of this letter, which are numbered, are intended to correspond and respond to the headings and order of the paragraphs in your letter.

Comments

1.
a.
The Company believes that there are no relationships, arrangements or understandings among the selling shareholders with respect to acquiring, holding or disposing of the securities of BMR Solutions, Inc. From a review of EDGAR and your comment letter, the Company is aware that some of the selling shareholders have been shareholders or control persons of other registrants, which as specified in your comment letter may have engaged in reverse acquisitions. The Company does not believe that the fact that the selling shareholders have been shareholders or control persons of other registrants, which may have been engaged in reverse acquisitions, imputes that there exists today some relationships, arrangements or understandings among the selling shareholders with respect to acquiring, holding or disposing of the securities of BMR Solutions, Inc. The Company reiterates it belief that all of the selling shareholders are business or personal associates of the former and/or current management of the Company and/or with each other. The Company’s investigation into the facts related to your comment has revealed that a number of the shareholders have invested in other unrelated and successful ventures which have not involved reverse acquisitions.

500 NEWPORT CENTER DRIVE SUITE 800 NEWPORT BEACH CALIFORNIA 92660
TEL: 949 706 1470 FAX: 949 706 1475

Securities and Exchange Commission
Ms. Goldie Walker
October 18, 2006

With respect to acquiring the shares, most of the selling shareholders acquired their shares of common stock in January 2002 and some in June 2006. Those selling shareholders executed subscription documents which specified that the shares were acquired for investment purposes and not with an intention of sale or distribution. Those subscription agreements are the best evidence of the intent of those purchasers at the time of the investment. The selling shareholders represented in those subscription agreements that they acquired the shares for their own account and that they understood that the shares could not be sold in the foreseeable future. To that extent, it has been over four and a half years since most of those selling shareholders acquired those shares. At the time of the purchase, the selling shareholders did not have any agreements or understandings, directly or indirectly, with respect to acquiring, holding or disposing of the securities. The selling shareholders do not currently have any agreements or understandings, directly or indirectly, with respect to acquiring, holding or disposing of the securities. The selling shareholders are free to hold or dispose of their shares as they desire, subject to full and complete compliance with any and all applicable securities laws.

b.
The Company believes that it is not a blank check company within the meaning of Rule 419 of Regulation C despite the record of reverse acquisitions discussed in your comment letter. Rule 419 of Regulation C specifies that a “blank check company” means a company that is a development stage company that either has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, and is issuing “penny stock” as defined in Rule 3a51-1 of the Securities Exchange Act of 1934 (“Exchange Act”).

In May 2006, the Company’s management changed, and the Company adopted a new business plan. Prior to the change in management and the change of the Company’s business in May 2006, the Company may have arguably been considered a blank check company as the Company’s operations over the past two years had been limited; therefore, it may be argued that the Company had no specific business plan or purpose. The Company believed that the change in management and adoption of a new business plan was in the best interest of its shareholders and provided the impetus for the Company to generate revenues and grow the Company’s operations. Since the change, the Company has begun operations, generated revenues, and is looking to acquire additional trucks to expand it operations, all of which provide value to the shareholders. In order to acquire additional trucks, the Company will most likely have to raise additional capital. The Company decided to file the registration statement because the Company believes that it will have greater access to capital if it is a public company.

Securities and Exchange Commission
Ms. Goldie Walker
October 18, 2006

As the Company was aware of the potential argument that it may have been considered a blank check company prior to the Company’s change of management and business in May 2006, the Company believed that the Company’s shareholders would receive the most benefit by filing a registration statement pursuant to the Securities Act of 1933, which would allow the selling shareholders to register their respective shares. Otherwise, the Company could have filed a registration statement pursuant to the Exchange Act, which would have caused the Company to become a reporting issuer pursuant to the Exchange Act, but not necessarily have addressed the potential blank check argument.

These facts evidence that the registration of the shares held by those shareholders is indicative of management’s desire to gain access to financial markets for the Company so that it may satisfy its continuing capital requirements and avoid any potential blank check issues that may have arisen.

The Company believes that the record of those other registrants pursuing reverse acquisitions does not impute blank check status to the Company. The Company’s management and board of directors were not the management or members of the board of directors of those other registrants, and therefore, are not aware of what caused those registrants to determine that their current business plan was not financially attractive or successful and thereby causing those registrants to consider other alternatives, such as reverse acquisitions. The Company believes it needs to pursue its business for a period of years to determine whether the Company’s business is financially attractive or successful.

Hopefully, this response letter adequately addresses the issues raised in your comment letter dated September 25, 2006. Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned at (949) 706-1470. Thank you.

Sincerely,

M2 Law Professional Corporation

/s/ Michael J. Muellerleile
Michael J. Muellerleile